Supplement Dated February 23, 2024

to the Annual Notice dated May 1, 2023

for

Individual Variable Universal Life Insurance Policy

issued by

EquiTrust Life Insurance Company

through

EquiTrust Life Variable Account

This Supplement provides information about changes to the Asset Allocation Program available under your Individual Variable Universal Life Insurance Policy (the “Policy”). Please read this Supplement carefully and retain it for future reference.

Asset Allocation Program. Effective April 26, 2024 (the “Discontinuation Date”), the Asset Allocation Program will no longer be available under your Policy. Important information you should be aware of regarding the discontinuation of the Asset Allocation Program is set forth below.

•	If you are participating in the Asset Allocation Program, your participation in the Asset Allocation Program will end on the Discontinuation Date and your premiums and Accumulated Value will no longer be allocated according to the asset allocation model portfolio you selected. Your Accumulated Value will no longer be automatically rebalanced each year to maintain the particular percentage allocations of your Accumulated Value among the Subaccounts specified under the asset allocation model portfolio.

•	After the Discontinuation Date, your Accumulated Value will remain invested in the same Subaccounts it was allocated to immediately before the Discontinuation Date until you provide us with alternative allocation instructions. Unless you provide us with alternative allocation instructions, your premiums will continue to be allocated to the same Subaccounts that they were allocated to under the asset allocation model portfolio immediately before the Discontinuation Date based on the particular percentage allocations that were in effect at that time.

•	Prior to the Discontinuation Date, you are free to reallocate your Accumulated Value among the Subaccounts and the Declared Interest Option available under the Policy. If you choose to reallocate your Accumulated Value prior to the Discontinuation Date, your participation in the Asset Allocation Program will terminate at the time of the transfer. From the date of this Supplement until the Discontinuation Date, there will be no charge assessed for transfers that terminate participation in the Asset Allocation Program. Such transfers will not count against the number of free transfers allowed each Policy Year.

•	There will be no adverse tax consequences to you as a result of the discontinuation of the Asset Allocation Program.

ET VUL 2008 (333-148861)

Asset Rebalancing Program. Although your Accumulated Value will no longer be rebalanced each year as part of the Asset Allocation Program after the Discontinuation Date, your Accumulated Value can be rebalanced periodically if you elect to participate in the asset rebalancing program available under your Policy. Under the asset rebalancing program, we will automatically transfer amounts to maintain particular percentage allocations of your Accumulated Value among the Subaccounts and the Declared Interest Option. The asset rebalancing program automatically reallocates the Accumulated Value in the Subaccounts and the Declared Interest Option quarterly, semi-annually or annually to match your Policy's then-effective premium allocation instructions. The asset rebalancing program will transfer Accumulated Value from those Subaccounts that have increased in value to those Subaccounts that have declined in value (or not increased as much). The asset rebalancing program does not guarantee gains, nor does it assure that any Subaccount will not have losses.

•	Under the asset rebalancing program, the maximum number of Investment Options which you may select at any one time is twelve, including the Declared Interest Option.

•	This feature is free and is not considered in the twelve free currently permitted transfers during a Policy Year.

•	This feature cannot be utilized in combination with the dollar cost averaging program.

If you would like to provide new allocation instructions or elect to participate in the asset rebalancing program, you may contact your financial representative, call us at 1-877-249-3689, or write to us at 5400 University Avenue, West Des Moines, Iowa 50266.

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If you have any questions about your Policy or how these changes affect you, please do not hesitate to contact our Home Office toll free at 1-877-249-3689.

ET VUL 2008 (333-148861)